CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278



CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

RECEIVED
2006 JUN 27 P 2:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: GCSS-EL/16


06014702

23 June 2006

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 13 June 2006 (*Announcement by Millennium & Copthorne Hotels plc, Lodgement of Preliminary Prospectus Relating to CDL Hospitality Trusts*);
- 13 June 2006 (*Lodgement of Preliminary Prospectus Relating to CDL Hospitality Trusts*); and
- 14 June 2006 (*Proposed Sales of Three Property Units at St Regis Residences*).

Yours faithfully

PROCESSED
JUN 27 2006
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)
Ms Catherine Loh

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	13-Jun-2006 17:42:03
Announcement No.	00070

>> Announcement Details

The details of the announcement start here ...



Announcement Title *	Lodgement of Preliminary Prospectus Relating to CDL Hospitality Trusts
Description	Please refer to the attached announcement issued by Millennium & Copthorne Hotels plc, a subsidiary of the Company on 13 June 2006.
Attachments:	M C.pdf Total size = **54K** (2048K size limit recommended)

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13 June 2006

Millennium & Copthorne Hotels plc
("M&C" or "the Company")

LODGEMENT OF PRELIMINARY PROSPECTUS RELATING TO CDL HOSPITALITY TRUSTS

1. Introduction

Further to the announcement on 26 May 2006 that the Singapore Exchange Securities Trading Limited ("SGX-ST") granted a conditional eligibility-to-list letter for the admission of all of the Stapled Securities (as defined hereunder) in CDL Hospitality Trusts (previously known as CDL Hospitality REIT Group) to the Official List of the Main Board of the SGX-ST, the Board of Directors of M&C is pleased to announce that CDL Hospitality Trusts has successfully lodged the preliminary prospectus ("Preliminary Prospectus") relating to its proposed initial public offering ("IPO") on 13 June 2006. The Preliminary Prospectus is now available on the Monetary Authority of Singapore ("MAS") website (see http://masnet.mas.gov.sg/opera/sdrprosp.nsf).

CDL Hospitality Trusts will be a stapled group (the "Stapled Group"), comprising CDL Hospitality Real Estate Investment Trust ("H-REIT"), a real estate investment trust, and CDL Hospitality Business Trust ("HBT"), a business trust. The Stapled Group's business activities will focus on real estate primarily used for hospitality and/or hospitality-related purposes, whether wholly or partially, and real estate related assets in relation to the foregoing.

This proposed IPO is subject to, among other things, regulatory approval from the SGX-ST and the MAS. Accordingly, shareholders and other investors should note that the proposed IPO is dependent on a number of factors and subject to a number of conditions, which may or may not be satisfied. The Board of Directors of M&C has not made a final decision on whether or not to proceed, and if so when to proceed, with the proposed IPO. Thus, there can be no assurance that the proposed IPO will proceed.

2. The Stapled Group

The Stapled Group will comprise H-REIT and HBT. The units in H-REIT and units in HBT will be stapled together (the "Stapled Securities") under the terms of a stapling deed entered into on 12 June 2006 between M&C REIT Management Limited (an indirect wholly owned subsidiary of the Company and acting as the manager of H-REIT) ("H-REIT Manager"), DBS Trustee Limited (an independent professional trust company registered under the Trust Companies Act, Chapter 336 of Singapore and acting as trustee of H-REIT) ("H-REIT Trustee") and M&C Business Trust Management Limited (an indirect wholly owned subsidiary of the Company and acting as the trustee-manager of HBT) ("HBT Trustee-Manager"). As the units in H-REIT and the units in HBT will comprise the Stapled Securities, these units cannot be traded separately.

H-REIT will be established with the principal strategy of investing, directly or indirectly, in a diversified portfolio of income-producing real estate which is primarily used for hospitality and/or hospitality-related purposes, whether wholly or partially, and real estate related assets in relation to the foregoing. These real estate assets may exist as part of larger mixed-use developments where such developments may also include entertainment, leisure and/or gaming related facilities.

HBT will be dormant at the proposed listing date and may become active going forward under certain circumstances which are set out more fully in the Preliminary Prospectus.

3. H-REIT's Initial Asset Portfolio

H-REIT's initial asset portfolio will comprise four Singapore hotels, namely Orchard Hotel Singapore ("Orchard Hotel"), Grand Copthorne Waterfront Hotel Singapore ("Grand Copthorne Waterfront Hotel"), M Hotel Singapore ("M Hotel") and Copthorne King's Hotel Singapore ("Copthorne King's Hotel") (collectively known as the "Hotels" and each a "Hotel"), and Orchard Hotel Shopping Arcade, a shopping arcade annexed to Orchard Hotel (the Hotels and Orchard Hotel Shopping Arcade collectively known as the "Properties").

City Developments Limited ("CDL"), the Company's intermediate holding company, and certain wholly owned subsidiaries of the Company, namely, Republic Hotels & Resorts Limited ("RHRL"), Harbour View Hotel Pte. Ltd. ("HVHPL") and City Hotels Pte. Ltd. ("CHPL"), (collectively known as the "Vendors") have on 12 June 2006 entered into various conditional property sale and purchase agreements ("Property Sale and Purchase Agreements") with H-REIT Trustee, acting on behalf of H-REIT, pursuant

to which H-REIT will respectively acquire a 75-year leasehold interest in Grand Copthorne Waterfront Hotel from CDL and the following from the respective wholly owned subsidiaries of the Company:-

(a) 75-year leasehold interest in Orchard Hotel and Orchard Hotel Shopping Arcade from CHPL;
(b) 75-year leasehold interest in M Hotel from HVHPL; and
(c) the remaining approximately 61 year term of a 99-year leasehold interest in Copthorne King's Hotel from RHRL.

Completion under the Property Sale and Purchase Agreements is conditional upon the permission of the SGX-ST to the listing and trading of the Stapled Securities on the SGX-ST being obtained by a date falling on or before the expiry of 90 days from the date of such agreements. Further details of the Properties are set out in the Preliminary Prospectus.

Except for the Orchard Hotel Shopping Arcade, H-REIT will enter into a 20-year fixed term lease with each of RHRL, HVHPL and CHPL acting as lessees for the Hotels, with an option to renew for another term of 20 years at each lessee's option. The Grand Copthorne Waterfront Hotel will be leased by H-REIT to RHRL whilst the other 3 Hotels will be leased to their respective vendors. The lessees will each pay H-REIT rental comprising the sum of a fixed revenue (consisting of a fixed rent and a fixed service charge element) and a variable rent, which will allow H-REIT to earn passive rental income. The fixed revenue component acts as a rental floor, and is based on the level of proforma rental from the Hotels derived from their revenue and gross operating profit in the financial year ended 31 December 2003, which was the worst year for the travel industry in Singapore with the SARS epidemic, bird flu and the Iraq War all occurring in that year. The computation of the fixed revenue is based on the sum of 20% of the Hotels' revenue and 20% of the Hotels' gross operating profit for the financial year ended 31 December 2003, which is approximately S$26.4 million. The variable rent component is computed based on the sum of 20% of the Hotels' revenue and 20% of the Hotels' gross operating profit for the prevailing financial year, less the fixed revenue.

As for Orchard Hotel Shopping Arcade, H-REIT will take over the existing leases therein and continue to lease the retail units out to various tenants directly and derive rental income therefrom.

The appraised values of the Properties as at 28 February 2006 was approximately S$846.3 million (approximately £288.2 million[1]), based on a valuation of the Properties undertaken by CB Richard Ellis (Pte) Ltd ("CBRE"), the independent valuer appointed by the H-REIT Manager. This was not significantly different from the appraised values of the Properties as at the same date carried out by Knight Frank Pte Ltd ("Knight Frank"), the independent valuer appointed by the H-REIT Trustee. The individual appraised values of the Properties are as follows:

Property	Appraised Value by CBRE (as at 28 February 2006)	Appraised Value by Knight Frank (as at 28 February 2006)
Orchard Hotel	S$330.1 million	S$330.0 million
Grand Copthorne Waterfront Hotel	S$234.1 million	S$233.9 million
M Hotel	S$161.5 million	S$161.7 million
Copthorne King's Hotel	S$86.1 million	S$85.5 million
Orchard Hotel Shopping Arcade	S$34.5 million	S$35.2 million
Total	S$846.3 million	S$846.3 million

The revenue and profit before tax generated by the Properties and attributable to the Company for the financial year ended 31 December 2005 ("FY2005") were as follows:

Property	FY 2005 Revenue	FY2005 Profit Before Tax
Orchard Hotel	S$55.1 million	S$19.1 million
Grand Copthorne Waterfront Hotel[2]	S$1.7 million	S$1.7 million
M Hotel	S$30.9 million	S$10.7 million
Copthorne King's Hotel	S$19.3 million	S$2.8 million
Orchard Hotel Shopping Arcade	S$3.4 million	S$2.0 million
Total[3]	S$110.4 million	S$36.3 million

Notes:

1. Exchange rate used: S$1 = £0.3405, as of 9 June 2006
2. As this property is owned by CDL, the revenue and profit before tax of Grand Copthorne Waterfront Hotel attributable to the Company only relates to hotel management fees.
3. The profit before tax attributable to the Properties owned by the Company's subsidiaries (Orchard Hotel, M Hotel, Copthorne King's Hotel and Orchard Hotel Shopping Arcade) is an aggregate amount of S$34.6 million.

The net carrying value of the Properties owned by the Company's subsidiaries as at 31 December 2005 were as follows:-

Property	Net carrying value
Orchard Hotel and Orchard Hotel Shopping Arcade	£116.7 million (S$334.4 million)
M Hotel	£50.3 million (S$144.1 million)
Copthorne King's Hotel	£25.3 million (S$72.5 million)

Note: S$ equivalent is translated using exchange rate : S$1 = £0.3490, as of 31 December 2005

The aggregate sale price for the Properties is approximately S$846.3 million ("Sale Price"), following the CBRE valuation. The key terms and conditions of the Property Sale and Purchase Agreements are set out more fully in the Preliminary Prospectus. The Sale Price will be satisfied entirely in cash through 1) the proposed IPO proceeds of the Stapled Group; 2) the Company's cash subscription of approximately 39.1% of the Stapled Group through an indirect wholly owned subsidiary; and 3) through borrowings by H-REIT.

4. Proposed IPO

DBS Bank Ltd ("DBS") and The Hongkong and Shanghai Banking Corporation Ltd ("HSBC") have been appointed Joint Financial Advisers, Joint Global Coordinators ("JGCs") and Joint Bookrunners for the proposed IPO, subject to a definitive underwriting agreement to be executed in due course.

The Stapled Group intends to undertake a proposed IPO of approximately 425 million Stapled Securities. Based on an indicative IPO price range of S$0.83 to S$0.90 per Stapled Security (the "Proposed Offering Price Range"), the Stapled Group is expected to raise gross proceeds of approximately S$352.8 million to S$382.5 million. The actual issue price of the IPO will be determined following a bookbuilding process to be carried out by the JGCs. The Proposed Offering Price Range translates into an indicative yield of approximately 6.16% to 6.37% for the annualised 6 months ending 31 December 2006 ("Forecast Period 2006")[1] and 6.45% to 6.69% for the 12 months ending 31 December 2007 ("Projection Year 2007")[2]. The offer structure and size of the Stapled Group as well as the indicative Proposed Offering Price Range, as described above, are indicative only at this juncture and will be finalised at a later date closer to the launch of the Stapled Group. The indicative terms and the structure of the proposed IPO are set out more fully in the Preliminary Prospectus.

Upon the admission of the Stapled Group to the Official List of SGX-ST (the "Listing"), all the Stapled Securities will be traded through the book-entry (scripless) settlement system of the SGX-ST. The Stapled Securities are expected to commence trading no later than July 2006.

5. The Company's Interest

To demonstrate its commitment to the Stapled Group, the Company, through an indirect wholly owned subsidiary, namely Hospitality Holdings Pte. Ltd., has on 12 June 2006 entered into a conditional agreement for the subscription of 273 million Stapled Securities (which represents approximately 39.1% interest in the Stapled Group) at IPO. The subscription monies for the 273 million Stapled Securities will be funded via bank borrowings procured by the Company.

M&C, in respect of its effective interest, and Hospitality Holdings Pte. Ltd. in respect of its direct interest, in and to the 39.1% interest in the Stapled Group to be acquired at the IPO have entered into a lock-up agreement with the JGCs pursuant to which each of them has undertaken that it will not, inter alia, directly or indirectly, offer, sell or contract to sell or otherwise dispose of any of any such Stapled Securities for a period of 180 days from the date of the listing of the Stapled Securities.

The proceeds from the disposal of the Orchard Hotel, M Hotel, Copthorne King's Hotel and Orchard Hotel Shopping Arcade by the Company's subsidiaries will be used for working capital purposes, including the repayment of bank borrowings within the M&C group.

Notes:

1. Based on the forecast for the Forecast Period 2006, together with the accompanying assumptions, in the preliminary prospectus dated 13 June 2006.
2. Based on the projection for the Projection Year 2007, together with the accompanying assumptions, in the preliminary prospectus dated 13 June 2006.

6. Financial Effect of the Proposed IPO

The sale of the Properties is subject to amongst other things, the listing of and commencement of trading of the Stapled Securities.

The net attributable gain on disposal by the Company to H-REIT of Orchard Hotel, M Hotel, Copthorne King's Hotel and Orchard Hotel Shopping Arcade (being properties owned by certain of the Company's wholly owned subsidiaries) will only be crystallised upon the completion of the IPO. The Company expects to record the financial effects of the proposed IPO in its financial results for the third quarter ending 30 September 2006.

As set out in the Preliminary Prospectus, assuming that the proposed IPO was completed on 30 June 2006, the Company will earn approximately £0.79[1] million in management fees from H-REIT for the 6 months ending 31 December 2006 through H-REIT Manager of which 80% will be paid in Stapled Securities and the remaining 20% in cash. From the Company's 39.1% interest in the Stapled Group, based on the indicative Proposed Offering Price Range of S$0.83 to S$0.90 per Stapled Security, the Company will be entitled to distribution income of approximately £2.47[1] million and £2.58[1] million respectively for the 6 months ending 31 December 2006.

Note:
1. Exchange rate used: S$1 = £0.3405, as of 9 June 2006

7. Rationale for the Sale of Properties

The flotation of the Stapled Group will:

a) unlock shareholders' value in the Singapore hotel assets owned by the Company through its indirect wholly owned subsidiaries; and
b) enable the Company to pursue the twin strategies of revenue growth through increased fee-based income and increased investment exposure to hospitality and/or hospitality related real estate.

The H-REIT Manager and HBT Trustee-Manager are wholly owned subsidiaries of the Company and will receive management fees for providing certain management services to H-REIT and HBT, respectively. Further, the H-REIT Manager and HBT Trustee-Manager will also earn acquisition fees and divestment fees for successful acquisitions and disposal of properties, respectively, on behalf of H-REIT and HBT, respectively.

With the flotation of the Stapled Group, the Company will have a specialised vehicle publicly listed on an internationally recognised stock exchange for the purpose of acquiring and funding future hotel acquisitions through inter-alia, a listed real estate investment trust structure. H-REIT will be an asset-owning vehicle focused on delivering stable and growing distributions and making yield-accretive acquisitions of properties used for hospitality and/or hospitality-related purposes initially in Singapore, and eventually globally. As a real estate investment trust, H-REIT should also be a more capital-efficient asset-owning vehicle.

Enquiries:

Millennium & Copthorne Hotels plc
Tony Potter, Group Chief Executive Officer +44 (0) 20 7872 2444
Robin Lee, Senior Vice President Finance +44 (0) 20 7872 2444

Financial Dynamics
Ben Foster/Charlie Watenphul +44 (0) 20 7831 3113

IMPORTANT NOTICE

The information contained in this Announcement does not constitute an offer or invitation to sell or the solicitation of an offer or invitation to purchase or subscribe for stapled securities ("Stapled Securities") in CDL Hospitality Trusts (the "Stapled Group") in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever. The information in this Announcement is qualified in its entirety by, and is subject to, the more detailed information to be set out in the final prospectus ("Prospectus") to be registered by the Monetary Authority of Singapore (the "Authority"). The information presented in this Announcement is subject to change. After registration of the prospectus by the Authority, copies of the Prospectus relating to the proposed initial public offering may be obtained, subject to availability, from DBS Bank Ltd and The Hongkong and Shanghai Banking Corporation Ltd (collectively known as the "Underwriters") and,

where applicable, from members of the Association of Banks in Singapore, members of the Singapore Exchange Securities Trading Limited ("SGX-ST") and merchant banks in Singapore. Anyone wishing to purchase the Stapled Securities should read the Prospectus before deciding whether to purchase the Stapled Securities and will need to make an application in the manner set out in the Prospectus. Any decision to purchase the Stapled Securities should be made solely on the basis of information contained in the Prospectus and no reliance should be placed on any information other than that contained in the Prospectus.

The value of the Stapled Securities and the income derived from them may fall as well as rise. Stapled Securities are not obligations or, deposits in, or guaranteed by, M&C REIT Management Limited ("H-REIT Manager"), DBS Trustee Limited ("H-REIT Trustee"), M&C Business Trust Management Limited ("HBT Trustee-Manager"), the Underwriters, Millennium & Copthorne Hotels plc (the "Company") or any of their respective affiliates. An investment in the Stapled Securities will be subject to investment risks, including without limitation, risks relating to the properties constituting the initial asset portfolio of the Stapled Group, risks relating to the Stapled Group's operations and risks relating to investing in real estate and including the possible loss of the principal amount invested. Investors will have no right to request that the H-REIT Manager and HBT Trustee-Manager redeem or purchase the Stapled Securities while the Stapled Securities are listed. It is intended that holders of Stapled Securities may only deal in their Stapled Securities through trading on the SGX-ST. Listing of the Stapled Securities on the SGX-ST does not guarantee a liquid market for the Stapled Securities.

This Announcement should not be distributed to persons with addresses in the United States of America or in any other country where such distribution may lead to a breach of any applicable law and/or regulation. The Stapled Securities will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or under the relevant securities laws of any state or other jurisdiction of the United States. Accordingly, the Stapled Securities may not (unless an exemption under the Securities Act or other relevant securities laws is available) be offered, sold, taken up, or delivered, directly or indirectly, in, into or from the United States or any other jurisdiction where this would constitute a violation of the relevant laws of, or require registration thereof in, such a jurisdiction or to, or for the account or benefit of, any U.S. persons (as defined in Regulation S under the Securities Act).

This Announcement may contain forward-looking statements that involve risks and uncertainties. Any actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Under no circumstances should the inclusion of such information herein be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions by the H-REIT Manager, the H-REIT Trustee, the HBT Trustee-Manager, the Underwriters, the Company or any of their respective affiliates or any other person or that these results will be achieved or are likely to be achieved. Potential investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Company's current view of future events.

This document, and any part of it, is not to be distributed, circulated or published in any country where such distribution may lead to a breach of any applicable law and/or regulation including, without limitation, in the United States or to any United States edition of any publication.

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	13-Jun-2006 17:46:04
Announcement No.	00077

>> Announcement Details

The details of the announcement start here ...



Announcement Title *	Lodgement of Preliminary Prospectus Relating to CDL Hospitality Trusts
Description	Please refer to the attached file on the above matter.
Attachments:	CDL.pdf Total size = **125K** (2048K size limit recommended)

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City Developments Limited
(Company Registration No. 196300316Z)

ANNOUNCEMENT

LODGEMENT OF PRELIMINARY PROSPECTUS RELATING TO CDL HOSPITALITY TRUSTS

1. Introduction
Further to the announcement on 26 May 2006 that the Singapore Exchange Securities Trading Limited ("SGX-ST") has granted a conditional eligibility-to-list letter for the admission of all of the Stapled Securities (as defined hereunder) in CDL Hospitality Trusts (previously known as CDL Hospitality REIT Group) to the Official List of the Main Board of the SGX-ST, the Board of Directors of City Developments Limited (the "Company") is pleased to announce that CDL Hospitality Trusts has successfully lodged the preliminary prospectus ("Preliminary Prospectus") relating to its proposed initial public offering ("IPO") on 13 June 2006. The Preliminary Prospectus is now available on the Monetary Authority of Singapore ("MAS") website (see http://masnet.mas.gov.sg/opera/sdrprosp.nsf).

CDL Hospitality Trusts is established by the Company's 53% owned subsidiary Millennium & Copthorne Hotels plc ("M&C") and will be a stapled group (the "Stapled Group"), comprising CDL Hospitality Real Estate Investment Trust ("H-REIT"), a real estate investment trust, and CDL Hospitality Business Trust ("HBT"), a business trust. The Stapled Group's business activities will focus on real estate primarily used for hospitality and/or hospitality-related purposes, whether wholly or partially, and real estate related assets in relation to the foregoing.

This proposed IPO is subject to, among other things, regulatory approval from the SGX-ST and the MAS. Accordingly, shareholders and other investors should note that the proposed IPO is dependent on a number of factors and subject to a number of conditions, which may or may not be satisfied. The Board of Directors of M&C has not made a final decision on whether or not to proceed, and if so when to proceed, with the proposed IPO. Thus, there can be no assurance that the proposed IPO will proceed.

2. The Stapled Group
The Stapled Group will comprise H-REIT and HBT. The units in H-REIT and units in HBT will be stapled together (the "Stapled Securities") under the terms of a stapling deed entered into on 12 June 2006 between M&C REIT Management Limited (an indirect wholly owned subsidiary of M&C and acting as the manager of H-REIT) ("H-REIT Manager"), DBS Trustee Limited (an independent professional trust company registered under the Trust Companies Act, Chapter 336 of Singapore and acting as trustee of H-REIT) ("H-REIT Trustee") and M&C Business Trust Management Limited (an indirect wholly owned subsidiary of M&C and acting as the trustee-manager of HBT) ("HBT Trustee-Manager"). As the units in H-REIT and the units in HBT will comprise the Stapled Securities, these units cannot be traded separately.

H-REIT will be established with the principal strategy of investing, directly or indirectly, in a diversified portfolio of income-producing real estate which is primarily used for hospitality and/or hospitality-related purposes, whether wholly or partially, and real estate related assets in relation to the foregoing. These real estate assets may exist as part of larger mixed-use developments where such developments may also include entertainment, leisure and/or gaming related facilities.

HBT will be dormant at the proposed listing date and may become active going forward under certain circumstances which are set out more fully in the Preliminary Prospectus.

3. H-REIT's Initial Asset Portfolio
H-REIT's initial asset portfolio will comprise four Singapore hotels, namely Orchard Hotel Singapore ("Orchard Hotel"), Grand Copthorne Waterfront Hotel Singapore ("Grand Copthorne Waterfront Hotel"), M Hotel Singapore ("M Hotel") and Copthorne King's Hotel Singapore ("Copthorne King's Hotel") (collectively known as the "Hotels" and each a "Hotel"), and Orchard Hotel Shopping Arcade, a shopping arcade annexed to Orchard Hotel (the Hotels and Orchard Hotel Shopping Arcade collectively known as the "Properties").

The Company and certain indirect wholly owned subsidiaries of M&C, namely, Republic Hotels & Resorts Limited ("RHRL"), Harbour View Hotel Pte. Ltd. ("HVHPL") and City Hotels Pte. Ltd. ("CHPL"), (collectively known as the "Vendors") have on 12 June 2006 entered into various conditional property sale and purchase agreements ("Property Sale and Purchase Agreements") with H-REIT Trustee, acting

on behalf of H-REIT, pursuant to which H-REIT will respectively acquire a 75-year leasehold interest in Grand Copthorne Waterfront Hotel from the Company and the following from the respective indirect wholly owned subsidiaries of M&C:-

(a) 75-year leasehold interest in Orchard Hotel and Orchard Hotel Shopping Arcade from CHPL;
(b) 75-year leasehold interest in M Hotel from HVHPL; and
(c) the remaining approximately 61 year term of a 99-year leasehold interest in Copthorne King's Hotel from RHRL.

Completion under the Property Sale and Purchase Agreements is conditional upon the permission of the SGX-ST to the listing and trading of the Stapled Securities on the SGX-ST being obtained by a date falling on or before the expiry of 90 days from the date of such agreements. Further details of the Properties are set out in the Preliminary Prospectus.

Except for the Orchard Hotel Shopping Arcade, H-REIT will enter into a 20-year fixed term lease with each of RHRL, HVHPL and CHPL acting as lessees for the Hotels, with an option to renew for another term of 20 years at each lessee's option. The Grand Copthorne Waterfront Hotel will be leased by H-REIT to RHRL whilst the other 3 Hotels will be leased to their respective vendors. The lessees will each pay H-REIT rental comprising the sum of a fixed revenue (consisting of a fixed rent and a fixed service charge element) and a variable rent, which will allow H-REIT to earn passive rental income. The fixed revenue component acts as a rental floor, and is based on the level of proforma rental from the Hotels derived from their revenue and gross operating profit in the financial year ended 31 December 2003, which was the worst year for the travel industry in Singapore with the SARS epidemic, bird flu and the Iraq War all occurring in that year. The computation of the fixed revenue is based on the sum of 20% of the Hotels' revenue and 20% of the Hotels' gross operating profit for the financial year ended 31 December 2003, which is approximately S$26.4 million. The variable rent component is computed based on the sum of 20% of the Hotels' revenue and 20% of the Hotels' gross operating profit for the prevailing financial year, less the fixed revenue.

As for Orchard Hotel Shopping Arcade, H-REIT will take over the existing leases therein and continue to lease the retail units out to various tenants directly and derive rental income therefrom.

The appraised values of the Properties as at 28 February 2006 was approximately S$846.3 million (approximately £288.2 million[1]), based on a valuation of the Properties undertaken by CB Richard Ellis (Pte) Ltd ("CBRE"), the independent valuer appointed by the H-REIT Manager. This was not significantly different from the appraised values of the Properties as at the same date carried out by Knight Frank Pte Ltd ("Knight Frank"), the independent valuer appointed by the H-REIT Trustee. The individual appraised values of the Properties are as follows:

Property	Appraised Value by CBRE (as at 28 February 2006)	Appraised Value by Knight Frank (as at 28 February 2006)
Orchard Hotel	S$330.1 million	S$330.0 million
Grand Copthorne Waterfront Hotel	S$234.1 million	S$233.9 million
M Hotel	S$161.5 million	S$161.7 million
Copthorne King's Hotel	S$86.1 million	S$85.5 million
Orchard Hotel Shopping Arcade	S$34.5 million	S$35.2 million
Total	S$846.3 million	S$846.3 million

The revenue and profit before tax generated by the Properties and attributable to the Company for the financial year ended 31 December 2005 ("FY2005") were as follows[2]:

Property	FY 2005 Revenue	FY2005 Profit Before Tax
Orchard Hotel	S$55.1 million	S$19.1 million
Grand Copthorne Waterfront Hotel	S$43.8 million	S$5.1 million
M Hotel	S$30.9 million	S$10.7 million
Copthorne King's Hotel	S$19.3 million	S$2.9 million
Orchard Hotel Shopping Arcade	S$3.4 million	S$2.0 million
Total	S$152.5 million	S$39.8 million

Notes:
1. Exchange rate used: S$1 = £0.3405, as of 9 June 2006
2. Only the revenue and profit before tax for Grand Copthorne Waterfront Hotel are directly attributable to the Company. The revenue and profit before tax for Orchard Hotel, M Hotel, Copthorne King's Hotel and Orchard Hotel Shopping Arcade are attributable to M&C.

The net carrying value of the Properties owned by M&C's subsidiaries as at 31 December 2005 were as follows:-

Property	Net carrying value
Orchard Hotel and Orchard Hotel Shopping Arcade	£116.7 million (S$334.4 million)
M Hotel	£50.3 million (S$144.1 million)
Copthorne King's Hotel	£25.3 million (S$72.5 million)

Note: S$ equivalent is translated using exchange rate : S$1 = £0.3490, as of 31 December 2005

The aggregate sale price for the Properties is approximately S$846.3 million ("Sale Price"), following the CBRE valuation. The key terms and conditions of the Property Sale and Purchase Agreements are set out more fully in the Preliminary Prospectus. The Sale Price will be satisfied entirely in cash through 1) the proposed IPO proceeds of the Stapled Group 2) M&C's cash subscription of approximately 39.1% of the Stapled Group through an indirect wholly owned subsidiary and 3) through borrowings by H-REIT.

4. Proposed IPO

DBS Bank Ltd ("DBS") and The Hongkong and Shanghai Banking Corporation Ltd ("HSBC") have been appointed Joint Financial Advisers, Joint Global Coordinators ("JGCs") and Joint Bookrunners for the proposed IPO, subject to a definitive underwriting agreement to be executed in due course.

The Stapled Group intends to undertake a proposed IPO of approximately 425 million Stapled Securities. Based on an indicative IPO price range of S$0.83 to S$0.90 per Stapled Security (the "Proposed Offering Price Range"), the Stapled Group is expected to raise gross proceeds of approximately S$352.8 million to S$382.5 million. The actual issue price of the IPO will be determined following a bookbuilding process to be carried out by the JGCs. The Proposed Offering Price Range translates into an indicative yield of approximately 6.16% to 6.37% for the annualised 6 months ending 31 December 2006 ("Forecast Period 2006")[1] and 6.45% to 6.69% for the 12 months ending 31 December 2007 ("Projection Year 2007")[2]. The offer structure and size of the Stapled Group as well as the indicative Proposed Offering Price Range, as described above, are indicative only at this juncture and will be finalised at a later date closer to the launch of the Stapled Group. The indicative terms and the structure of the proposed IPO are set out more fully in the Preliminary Prospectus.

Upon the admission of the Stapled Group to the Official List of SGX-ST (the "Listing"), all the Stapled Securities will be traded through the book-entry (scripless) settlement system of the SGX-ST. The Stapled Securities are expected to commence trading no later than July 2006.

5. The Company's Interest

To demonstrate its commitment to the Stapled Group, M&C, through an indirect wholly owned subsidiary, namely Hospitality Holdings Pte. Ltd., has on 12 June 2006 entered into a conditional agreement for the subscription of 273 million Stapled Securities (which represents approximately 39.1% interest in the Stapled Group) at IPO. The subscription monies for the 273 million Stapled Securities will be funded via bank borrowings procured by M&C. Through its 53% interest in M&C, the Company will thus hold an indirect stake with an effective interest of approximately 21% in the Stapled Group.

M&C, in respect of its effective interest, and Hospitality Holdings Pte. Ltd. in respect of its direct interest, in and to the 39.1% interest in the Stapled Group to be acquired at the IPO have entered into a lock-up agreement with the JGCs pursuant to which each of them has undertaken that it will not, inter alia, directly or indirectly, offer, sell or contract to sell or otherwise dispose of any of any such Stapled Securities for a period of 180 days from the date of the listing of the Stapled Securities.

The proceeds from the disposal of the Orchard Hotel, M Hotel, Copthorne King's Hotel and Orchard Hotel Shopping Arcade by M&C's subsidiaries will be used for working capital purposes, including the repayment of bank borrowings within the M&C group. The Company intends to use the net proceeds from the disposal of Grand Copthorne Waterfront Hotel to reduce its bank borrowings and for working capital purposes.

Notes:

1. Based on the forecast for the Forecast Period 2006, together with the accompanying assumptions, in the preliminary prospectus dated 13 June 2006.
2. Based on the projection for the Projection Year 2007, together with the accompanying assumptions, in the preliminary prospectus dated 13 June 2006.

6. Financial Effect of the Proposed IPO

The sale of the Properties is subject to amongst other things, the listing of and commencement of trading of the Stapled Securities.

The net attributable gain on disposal of the Properties will only be crystallised upon the completion of the IPO. The Company expects to record the financial effects of the proposed IPO in its financial results for the third quarter ending 30 September 2006.

As set out in the Preliminary Prospectus, assuming that the proposed IPO was completed on 30 June 2006, M&C will earn approximately £0.79[1] million in management fees from H-REIT for the 6 months ending 31 December 2006 through H-REIT Manager of which 80% will be paid in Stapled Securities and the remaining 20% in cash. From M&C's 39.1% interest in the Stapled Group, based on the indicative Proposed Offering Price Range of S$0.83 to S$0.90 per Stapled Security, M&C will be entitled to distribution income of approximately £2.47[1] million and £2.58[1] million respectively for the 6 months ending 31 December 2006.

Note:
1. Exchange rate used: S$1 = £0.3405, as of 9 June 2006

7. Rationale for the Sale of Properties

The flotation of the Stapled Group will:

a) unlock shareholders' value in the Singapore hotel assets owned by M&C through its indirect wholly owned subsidiaries in which the Company is a majority shareholder; and
b) enable the Company, through M&C, to pursue the twin strategies of revenue growth through increased fee-based income and increased investment exposure to hospitality and/or hospitality related real estate.

The H-REIT Manager and HBT Trustee-Manager are indirect wholly owned subsidiaries of M&C and will receive management fees for providing certain management services to H-REIT and HBT, respectively. Further, the H-REIT Manager and HBT Trustee-Manager will also earn acquisition fees and divestment fees for successful acquisitions and disposal of properties, respectively, on behalf of H-REIT and HBT, respectively.

With the flotation of the Stapled Group, the Company, through M&C, will have a specialised vehicle publicly listed on an internationally recognised stock exchange for the purpose of acquiring and funding future hotel acquisitions through inter-alia, a listed real estate investment trust structure. H-REIT will be an asset-owning vehicle focused on delivering stable and growing distributions and making yield-accretive acquisitions of properties used for hospitality and/or hospitality-related purposes initially in Singapore, and eventually globally. As a real estate investment trust, H-REIT should also be a more capital-efficient asset-owning vehicle.

7. Interests of Directors and Substantial Shareholders

As at the date of this Announcement, the direct interests of the Directors in the issued shares of the Company, based on the Company's Register of Directors' Shareholdings, are as follows:-

Name of Director	Class of shares	Direct Interest	
		No. of Issued Shares Held	% of total Issued Shares
Kwek Leng Beng	Ordinary Preference	397,226 144,445	0.044 0.044
Kwek Leng Joo	Ordinary Preference	65,461 100,000	0.007 0.030
Kwek Leng Peck	Ordinary	43,758	0.005
Tang See Chim	Ordinary Preference	11,000 4,000	0.001 0.001

As at the date of this Announcement, the interests of the substantial shareholders of the Company in the issued voting ordinary shares of the Company, based on the Company's Register of Substantial Shareholders, are as follows:-

	No. of Ordinary Shares Held			
Name of Substantial Shareholder	**Direct Interest**	**Deemed Interest**	**Total**	**% of total Issued Shares**
Hong Realty (Private) Limited ("HR")	32,088,024	30,499,756[1]	62,587,780	6.883
Hong Leong Holdings Limited ("HLH")	148,787,477	19,547,220[2]	168,334,697	18.513
Hong Leong Investments Holdings Pte. Ltd. ("HLIH")	140,169,335	301,958,566[3]	442,127,901	48.623
Kwek Holdings Pte Ltd ("KH")	-	442,127,901[4]	442,127,901	48.623
Davos Investment Holdings Private Limited ("Davos")	-	442,127,901[4]	442,127,901	48.623
Aberdeen Asset Management plc and its subsidiaries ("Aberdeen Group")	-	53,533,388[5]	53,533,388	5.887
Aberdeen Asset Management Asia Ltd ("AAMAL")	-	45,812,388[6]	45,812,388	5.038

Notes:

(1) HR is deemed under Section 7 of the Companies Act, Chapter 50 to have an interest in the 30,499,756 ordinary shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(2) HLH is deemed under Section 7 of the Companies Act, Chapter 50 to have an interest in the 19,547,220 ordinary shares held directly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(3) HLIH is deemed under Section 7 of the Companies Act, Chapter 50 to have an interest in the 301,958,566 ordinary shares held directly and/or indirectly by companies in which it is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof, which includes (i) the 62,587,780 ordinary shares held directly and indirectly by HR and (ii) the 168,334,697 ordinary shares held directly and indirectly by HLH, out of which 9,305,391 shares have been identified as shares in which HR is also deemed to have an interest in under note [1] above.

(4) KH and Davos are deemed under Section 7 of the Companies Act, Chapter 50, to have an interest in the 442,127,901 ordinary shares held directly and/or indirectly by HLIH in which each of KH and Davos is entitled to exercise or control the exercise of not less than 20% of the votes attached to the voting shares thereof.

(5) The deemed interest of Aberdeen Group is based on the last notification to the Company on 8 February 2006 and relates to ordinary shares held by various accounts managed or advised by Aberdeen Group whereby Aberdeen Group is given proxy voting rights.

(6) The deemed interest of AAMAL is based on the last notification to the Company on 8 December 2005 and relates to ordinary shares held by various accounts managed or advised by AAMAL whereby AAMAL is given proxy voting rights.

Save as disclosed above, none of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the sale of the Properties.

The Company will make further announcements on the proposed IPO of the Stapled Group as and when appropriate.

By Order of the Board
Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

13 June 2006

IMPORTANT NOTICE

This Announcement is made in reliance on sections 282L(9)(a) and 300(4)(a) of the Securities and Futures Act, Chapter 289 of Singapore. The information contained in this Announcement does not constitute an offer or invitation to sell or the solicitation of an offer or invitation to purchase or subscribe for stapled securities ("Stapled Securities") in CDL Hospitality Trusts (the "Stapled Group") in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever. The information in this Announcement is qualified in its entirety by, and is subject to, the more detailed information to be set out in the final prospectus ("Prospectus") to be registered by the Monetary Authority of Singapore (the "Authority"). The information presented in this Announcement is subject to change. After registration of the prospectus by the Authority, copies of the Prospectus relating to the proposed initial public offering may be obtained, subject to availability, from DBS Bank Ltd and The Hongkong and Shanghai Banking Corporation Ltd (collectively known as the "Underwriters") and, where applicable, from members of the Association of Banks in Singapore, members of the Singapore Exchange Securities Trading Limited ("SGX-ST") and merchant banks in Singapore. Anyone wishing to purchase the Stapled Securities should read the Prospectus before deciding whether to purchase the Stapled Securities and will need to make an application in the manner set out in the Prospectus.

The value of the Stapled Securities and the income derived from them may fall as well as rise. Stapled Securities are not obligations or, deposits in, or guaranteed by, M&C REIT Management Limited ("H-REIT Manager"), DBS Trustee Limited ("H-REIT Trustee"), M&C Business Trust Management Limited ("HBT Trustee-Manager"), the Underwriters, Millennium & Copthorne Hotels plc ("M&C"), the Company or any of their respective affiliates. An investment in the Stapled Securities will be subject to investment risks, including the possible loss of the principal amount invested. Investors will have no right to request that the H-REIT Manager and HBT Trustee-Manager redeem or purchase the Stapled Securities while the Stapled Securities are listed. It is intended that holders of Stapled Securities may only deal in their Stapled Securities through trading on the SGX-ST. Listing of the Stapled Securities on the SGX-ST does not guarantee a liquid market for the Stapled Securities.

This Announcement is not an offer of securities in the United States. The Stapled Securities will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and, subject to certain exceptions, may not be offered or sold within the United States, Japan or Canada or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the Securities Act ("Regulation S"). The Stapled Securities may be offered and sold outside the United States to non-U.S. persons in reliance on Regulation S. A potential investor should read the Prospectus before deciding whether to purchase the Units. Any decision to purchase the Units should be made solely on the basis of information contained in the Prospectus and no reliance should be placed on any information other than that contained in the Prospectus.

This Announcement may contain forward-looking statements that involve risks and uncertainties. Any actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Under no circumstances should the inclusion of such information herein be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions by the H-REIT Manager, the H-REIT Trustee, the HBT Trustee-Manager, the Underwriters, M&C, the Company or any of their respective affiliates or that these results will be achieved or are likely to be achieved. Potential investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Company's current view of future events.

As of the date of this Announcement, the Stapled Group is not listed on the SGX-ST. When the Stapled Group is listed, an investment in Stapled Group will involve risks, including without limitation, risks

relating to the Properties, risks relating to the Stapled Group's operations and risks relating to investing in real estate. Readers of this Announcement as well as all prospective investors in the Stapled Securities should read the Prospectus when it is available before taking any action in respect of the Stapled Securities or deciding whether to purchase the Stapled Securities on the secondary market.

Neither this Announcement, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as such term is defined in Regulation S). It is not an offer of securities for sale into the United States. The Stapled Securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless they are registered or exempt from registration. The Stapled Securities will not be registered under the Securities Act or the securities laws of any state of the United States. There will be no public offer of securities in the United States.

This document, and any part of it, is not to be distributed, circulated or published outside of Singapore and in particular, but without limitations, must not be published in any United States edition of any publication.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	14-Jun-2006 17:11:32
Announcement No.	00038

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Announcement Title *	Proposed Sales of Three Property Units At St Regis Residences
Description	Please refer to the attached file on the above matter.
Attachments:	CDLAnnouncement.pdf Total size = **27K** (2048K size limit recommended)

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CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)

PROPOSED SALES OF THREE PROPERTY UNITS AT ST REGIS RESIDENCES

The Directors of City Developments Limited ("CDL" or the "Company") wish to announce that the Board has approved the proposed sales of three units (the "Units") in the residential development known as St Regis Residences to the following interested persons of CDL pursuant to Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited:

Name of Purchasers	Unit Nos.	Sale Prices	% Discount given	Remarks
Mdm Cecilia Kok	#18-03 Blk 31 St Regis Residences	$8,848,000.00	Approximately 15%, being the discount offered to members of the public who purchase units in St Regis Residences at the time of the grant of the Option to Purchase ("Public Discount"); and	Spouse of Mr Kwek Leng Beng, Chairman of the Board of Directors of CDL
	#21-01 Blk 31 St Regis Residences	$11,405,860.00	17%, being the aggregate of (a) the 15% Public Discount; and (b) the 2% preferential discount offered to Directors of the Company under the Company's Preferential Discount Scheme.	
Mdm Kwek Lee Hoon	#04-10 Blk 33 St Regis Residences	$4,608,700.00	15% Public Discount.	Sister of Mr Kwek Leng Beng and Mr Kwek Leng Joo, who are the Chairman of the Board of Directors and Managing Director of CDL respectively

The Audit Committee of CDL has reviewed the terms and conditions of the proposed sales of the Units and has approved the proposed sales. The Audit Committee is of the view that the terms of the proposed sales of the Units are fair and reasonable and are not prejudicial to the interest of CDL and its minority shareholders.

Mr Kwek Leng Beng and Mr Kwek Leng Joo, who are the Chairman of the Board of Directors and Managing Director of CDL respectively, had abstained from the Board's review and approval of the proposed sales of the Units.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

14 June 2006